Schedule A
Page 1

GOLD RIDGE RESOURCES INC.

Consolidated Financial Statements
September 30, 2002

(Unaudited – prepared by management)

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
September 30, 2002
(Unaudited prepared by management)

	September 30 2002	December 31 2001
ASSETS		
Current		
Cash	$ (173)	$ (605)
Accounts receivable	162	3,151
	(11)	2,546
Reclamation Bond	10,000	20,000
Loan Receivable	2,069,541	2,001,291
Resource Properties		
Mineral claims	715,764	715,764
Deferred exploration expenditures	4,874,110	4,874,110
	5,589,874	5,589,874
Capital Assets	60,000	60,000
	$ 7,729,404	$ 7,673,711

APPROVED BY THE FINANCE COMMITTEE

"Allan Fulljames" Director

"Leone Finskars" Director

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
September 30, 2002
(Unaudited prepared by management)

	September 30 2002	December 31 2001
LIABILITIES		
Current		
Accounts payable	$ 363,380	$ 356,180
Advances from related parties	121,820	121,820
	485,200	478,000
Long Term Debt		
Lease obligation	132,500	132,500
Advances payable	43,008	43,008
Financing debentures payable	2,046,960	1,978,460
Creditor debentures payable (Note 6)	1,639,239	1,582,739
	3,861,707	3,736,707
Due To Shareholders	81,922	77,278
Non Controlling Interest in Joint Venture	2,612,000	2,612,000
SHAREHOLDERS EQUITY		
Capital	3,866,296	3,866,296
Accumulated deficit	(3,177,721)	(3,096,570)
	688,575	769,726
	$ 7,729,404	$ 7,673,711

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Loss & Deficit
Nine Months Ended September 30, 2002
(Unaudited prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	**2001**	**2002**	**2001**
Income				
Interest	$ 24,000	$ 21,400	$ 68,250	$ 60,700
Expenses				
Interest and bank charges	88	64	192	187
Dues, fees and transfer charges	(44)	381	8,531	5,688
Insurance	636	537	1,830	2,066
Interest	44,000	39,000	125,000	110,400
Office supplies	203	229	1,190	2,590
Rent	2,400	2,400	7,200	7,200
Professional fees		900	4,400	4,800
Telephone	682	1,276	1,058	2,183
	47,965	44,787	149,401	135,114
Loss For The Period	23,965	23,387	81,151	74,414
Deficit, Beginning of Period	3,153,756	3,042,450	3,096,570	2991,423
Deficit, End of Period	$3,177,721	$ 3,065,837	$3,177,721	$ 3,065,837

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Cash Flows
Nine months ended September 30, 2002
(Unaudited - prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	**2001**	**2002**	**2001**
Sources (Uses) of Cash				
Operating Activities				
Income (Loss) for the period	$ (23,965)	$ (23,387)	$ (81,151)	$ (74,414)
Changes in non –cash working capital	(6,732)	(2,138)	10,189	5,568
	(17,233)	(21,249)	(70,962)	(68,846)
Financing Activities				
Financing debentures payable	24,000	21,800	68,500	61,800
Creditor debentures payable	20,000	17,200	56,500	58,600
Advanced from shareholder	(854)	3,118	4,644	8,970
	43,146	42,118	129,644	129,370
Investing Activities				
Redemption of reclamation bond	--	--	10,000	--
Accrued interest on receivables	(24,000)	(21,400)	(68,250)	(60,700)
	(24,000)	(21,400)	(58,250)	(60,700)
Increase (Decrease) in Cash	1,413	(531)	432	(176)
Cash, Beginning of Period	$ (1,586)	$ (1,080)	$ (605)	$ (1,435)
Cash, End of Period	$ (173)	$ (1,611)	$ (173)	$ (1,611)

GOLD RIDGE RESOURCES INC.

**Notes to Consolidated Financial Statements
September 30, 2002**

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, GRU Wingdam Management Ltd., 326140 BC Ltd. And 316085 BC Ltd. as well as the accounts of the joint venture between the Company, GRU Wingdam Limited Partnership, 150100 BC Ltd., and Gold Line Marketing Limited Partnership. The accounts of the joint venture are consolidated as the Company holds an effective interest of 50.4% and a 50% voting interest in the joint venture.

Mineral Claims

Acquisition costs of mineral claims together with direct exploration and development expenditures thereon are deferred in the accounts and will be written off when production is attained or disposition occurs.

Administrative Expenditures

Administrative expenditures are recorded as expenses in the year in which they are incurred.

Operations

These financial statements are prepared on the going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent on the company acquiring additional working capital and arranging additional financing.

Amortization

The Company records amortization on its furniture and equipment on the straight line basis over 10 years from the date of acquisition.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
September 30, 2002

2. RECLAMATION BOND

The reclamation bond is posted with the Province of B.C. pursuant to the Mines Act and consists of a $10,000 term deposit maturing on November 6, 2002.

3. FINANCIAL INSTRUMENTS

The corporation's financial instruments consist of bank, GST receivable, reclamation bond, loan receivable, accounts payable and accruals, advances from related company, and long term debt. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

4. JOINT VENTURE

The Company entered into a series of agreements in prior years with various parties for the purpose of raising financing for and developing two placer mining leases and surrounding claims located in the Barkerville Gold Camp area in the Cariboo Mining District of British Columbia.

5. CAPITAL ASSETS

	Cost	2001	2000
Land	$ 60,000	$ 60,000	$ 60,000

6. LEASE OBLIGATIONS

In a prior year the Company entered into a sub-lease agreement for two placer leases. The sub-lease agreement has since been cancelled and a liability of $132,500, under the terms of the agreement, is under dispute.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
September 30, 2002

7. ADVANCES FROM RELATED COMPANY

The advances from an affiliated company are unsecured and bear interest at 10% per annum.

8. CREDITOR DEBENTURES PAYABLE

In previous years, the Company issued debentures totaling $1,014,576 to a number of its creditors. The debentures are to be repaid from the Company's share of profits of the Wingdam project, quarterly, as the Company receives the net profits, with interest accruing at the rate of 8% per annum, beginning January 1, 1995. The debentures provide for a due date of December 31, 1996, but as commencement of operations has been delayed, there have been no net profits to date.

9. DUE TO SHAREHOLDERS

These loans are unsecured, without interest or any specific terms of repayment.

10. SHARE CAPITAL

	2002	2001
Authorized 100,000,000 Common shares, voting , no par value		
Issued and outstanding: 18,320,626 Common shares, voting, no par value	$ 3,866,296	$ 3,866,296

Form 51-901F
Schedule B

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended September 30, 2002
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

No Exploration expenditures were incurred during the nine months ended September 30, 2002

3(a) Securities issued during the nine months ended September 30, 2002: None

3(b) Options or warrants granted during the nine months ended September 30, 2002: None

4. **Summary of securities as at September 30, 2002**

4 (a) Authorized 100,000,000 common shares without par value.

4 (b) 18,320,626 common shares were issued and outstanding for a total value of $3,866,296

4 (c) Stock options outstanding September 30, 2002: None

4 (d) Number of shares in escrow: None

5. **Directors and Officers**

Allan Fulljames – Director and President
Leone Finskars – Director and Secretary
John Olsen – Director

Form 51-901F
Schedule C

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Nine Months Ended September 30, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

MANAGEMENT DISCUSSION

The company's board of directors and its management have been exerting all of their efforts in trying to satisfy the requirements of the TSX Venture Exchange on which the shares of the company are listed for trading and to have trading reinstated and the company's "inactive" designation revoked.

Gold Ridge Resources Inc. Wingdam Project is located at Wingdam, B.C., fifty kilometeres from Quesnel, British Columbia .

In 1999 the bridge crossing the Lightning Creek became unusable and had to be replaced, which was completed earlier this year. Gold Ridge intends to install another bridge approximately one mile downstream in order to access the lower claims.

With the price of gold holding steady at $320.00 per ounce range, Gold Ridge Resources anticipates much more interest in the mine especially if gold takes an upswing in price as many gold experts predict.

Once again the board of directors wish to thank you for your support.

Alan Fulljames
President

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Nine Months Ended September 30, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations (con't)

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

Gold Ridge Resources Inc. is a mining exploration and development company with seventeen claims on Lightning Creek in the Cariboo Mining District. The company currently has no producing properties, operating income or cash flow.

OPERATING RESULTS

September 30, 2002 and 2001

The Company had a net loss of $81,151 during the nine month period ended September 30, 2002 compared to a net loss of $74,414 during the corresponding nine month period in 2001.

There were no mineral property write-offs or investment losses during the nine month period ending September 30, 2002

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2002, the Company had a working capital deficiency, described as current liabilities in excess of current assets, of $485,211 compared $480,546 as at June 30, 2001.